FINAL

Linktone Reports Unaudited Second Quarter 2007 Results

SHANGHAI, China, August 21, 2007 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers and a provider of advertising services through new and traditional media channels in China, today announced its unaudited financial results for the second quarter ended June 30, 2007.

Results for the Second Quarter

•	The Company recorded revenues of $11.7 million, compared with $14.2 million in the first quarter of 2007 and $23.3 million in the second quarter of 2006.

•	GAAP net loss of $3.2 million, compared with net loss of $3.4 million in the first quarter of 2007 and net income of $3.1 million in the second quarter of 2006.

•	GAAP net loss per fully diluted American Depositary Share (ADS) of $0.13, compared with net loss per fully diluted ADS of $0.14 for the first quarter of 2007 and net income of $0.12 for the second quarter of 2006.

•	Non-GAAP net loss of $2.9 million, compared with non-GAAP net loss of $3.0 million in the first quarter of 2007 and net income of $3.5 million in the second quarter of 2006.

•	Non-GAAP net loss per fully diluted ADS of $0.12, compared with non-GAAP net loss of $0.13 in the first quarter of 2007 and net income of $0.13 in the second quarter of 2006.

•	The Company recorded advertising service revenues of $1.6 million, compared with $0.6 million in the first quarter of 2007. There was no comparable revenue for the second quarter of 2006.

Chief Executive Officer Michael Li said, “Like most wireless providers in China, we continued to face a challenging regulatory environment for our wireless value added services business during the second quarter. However, longer term, we believe these regulations will only help improve the industry and increase the user’s overall experience as demand for mobile data and audio services further develop. We remain confident in the development and potential of our core wireless services in China as fundamentals remain strong, and we forecast that our wireless business can grow from the levels reported in this most recent quarter.”

Li further added, “Our advertising services revenue more than doubled over the first quarter driven by several new contract wins in conjunction with our cooperation agreement with Qinghai Satellite Television via Chinese Youth League Internet, Film and Television Center (“CYL”). We are making solid progress on our revenue diversification strategy by building a scalable platform of new and traditional media channels including interactive television initiatives and innovative advertising and promotional services. We believe that the investments made in this strategy are beginning to pay returns and that our financial losses will decrease in coming quarters. We anticipate that growth from our existing wireless business and our new media platform will return the company to profitability in 2008.”

Second Quarter Revenue Mix

Linktone’s second quarter revenue mix includes data-related services (SMS, MMS, WAP, and Java), audio-related services (IVR and CBRT), advertising service and others (casual game and enterprise services).

Data-related services revenue was $5.7 million, representing 49% of total revenues, compared with $9.1 million or 64% for the first quarter of 2007. Data-related service breakdowns are as follows:

•	Short Messaging Services (SMS) revenue represented 37% of total gross revenues, compared with 50% for the first quarter of 2007. SMS revenue was $4.3 million for the second quarter of 2007, compared with $7.1 million for the first quarter of 2007. The sequential decrease was primarily attributable to a downturn in SMS volume from the first quarter given the first quarter of each year is the traditional peak period due to the school holidays and the Spring Festival which fall in that quarter.

•	Multimedia Messaging Services (MMS) revenue represented 6% of total gross revenues, compared with 5% for the first quarter of 2007. MMS revenue was $0.7 million for the second quarter of 2007, which remained unchanged from $0.7 million for the first quarter of 2007.

•	Wireless Application Protocol (WAP) revenue represented 3% of total gross revenues, compared with 2% for the first quarter of 2007. WAP revenue was $0.3 million for the second quarter of 2007, which remained unchanged from $0.3 million for the first quarter of 2007.

•	Java gaming (Java) revenue represented 3% of total gross revenues, compared with 7% for the first quarter of 2007. Java revenue was $0.4 million for the second quarter of 2007, compared with $1.0 million for the first quarter of 2007. The sequential decrease was due to fewer promotional and marketing initiatives carried out.

Audio-related services accounted for 36%, or $4.2 million of total revenues, compared with 31% or $4.3 million for the first quarter of 2007. Breakdowns are as follows:

•	Interactive Voice Response services (IVR) revenue increased to 26% of total gross revenues, compared with 20% for the first quarter of 2007. IVR revenue was $3.0 million for the second quarter of 2007, compared with $2.8 million for the first quarter of 2007. The sequential increase was due to Linktone’s ongoing efforts to attract new users via joint cooperation projects with third parties.

•	Color Ring-Back Tones (CRBT) revenue decreased to 10% of total gross revenues, compared with 11% for the first quarter of 2007. CRBT revenue was $1.2 million for the second quarter of 2007, compared with $1.5 million for the first quarter of 2007.

Advertising service revenue accounted for 14% or $1.6 million of total revenues in the second quarter of 2007, compared with 4%, or $0.6 million for the first quarter of 2007. The sequential increase was primarily the result of more advertising and product promotion sponsorship contract wins resulting from Linktone’s cooperative agreements with CYL which commenced in January 2007. According to CVSC Sofres Media Research (“CSM”), Qinghai Satellite Television had approximately 200 million viewers in 23 municipalities and 20 advertisers on QTV as of June 30, 2007.

Television advertising revenue increased sequentially from $0.5 million to $0.7 million while our product promotion sponsorship revenue increased sequentially from $0.1 million to $0.9 million. Linktone’s clients from TV direct sales, consumer goods, food and beverage, automobile, electronic goods and other industries account for 33%, 31%, 23%, 9% and 4% of total advertising revenue, respectively, in the second quarter of 2007. Linktone is currently developing advertising service relationships with household names in the food and beverage industry such Coca Cola, McDonalds and Pepsi.

Margins, Expenses and Balance Sheet

Linktone’s key operating benchmarks and balance sheet items for the second quarter of 2007 include the following:

•	Gross margin was 39% of net revenues, or gross revenues minus business tax, compared with 44% for the first quarter of 2007 and 63% for the second quarter of 2006. The sequential decrease in gross margin was due to the negative gross margin of Linktone’s advertising services business which incurred significant costs in connection with operating the exclusive advertising agent relationship with CYL and certain sponsorship contracts. In addition, the margins for some of Linktone’s sponsorship contracts were much lower than its traditional wireless business during this initial phase of deployment as it establishes its brand name in the industry.

•	Operating loss was 32% of net revenues, compared with operating loss of 30% for the first quarter of 2007 and operating margin of 12% in the second quarter of 2006. The sequential increase in operating loss was primarily attributed to the negative gross profit margin from Linktone’s advertising services.

•	Operating expenses totaled $8.0 million, compared with $10.1 million in the first quarter of 2007 and $11.3 million for the second quarter of 2006. The sequential decrease was primarily attributable to decreased promotional spending via TV channels for the Company’s wireless value added services and overall cost control measures implemented by management.

•	Selling and marketing expenses were $3.9 million, compared with $5.6 million for the first quarter of 2007 and $6.8million for the second quarter of 2006. The sequential decrease was due to lower costs related to promotional expenses and marketing initiatives given the traditional off peak period.

•	Product development expenses were $1.5 million, compared with $1.5 million for the first quarter of 2007 and $1.8 million for the second quarter of 2006.

•	Other general and administrative expenses were $2.6 million, compared with $2.9 million for the first quarter of 2007 and $2.7 million for the second quarter of 2006. The sequential decrease was primarily due to management’s continued effort to control expenses.

•	Cash and cash equivalents, as well as short-term investments available for sale, totaled $47.4 million, compared with $48.4 million for the first quarter of 2007. Net cash generated from operations totaled $ 1.7 million. The decrease in cash and cash equivalents was primarily due to an advance payment for Linktone’s investment in eChinaMobile (BVI) Ltd. (see below), partially offset by positive net cash flow generated from operations.

•	Days sales outstanding (DSOs), the average length of time required for the Company to receive payment for services delivered, were 112 days as of the end of the second quarter of 2007, compared with 107 days at the end of the first quarter of 2007.

Recent Business Highlights

•	Agreement with eChinaCash (“eCC”) to purchase a 49% equity stake in eChinaMobile (BVI) Ltd, a wholly owned subsidiary of eCC. Under the terms of the agreement, as joint owners of eChinaMobile, both Linktone and eCC will engage in cross-selling promotional opportunities by leveraging each others extensive customer resources.

•	Joint venture with ShanghaiHomer & Landau Cartoon Cultural Communication Co., Ltd. (“SHLCC”) to establish a joint venture in Shanghai to operate value added services to an estimated 367 million teenagers in China using the content and promotional channels of SHLCC and its related party, Hunan Greatdreams Cartoon Media Co., Ltd.

Resignation of Director

Mark Begert, Director of Linktone Ltd. since September 2005, is resigning for the Board of Directors of Linktone effective today for personal reasons.  Mark, who was also CFO of Linktone from April 2001 until June 2005, plans to focus his time and attention on Future Energy Assets, LP, a venture capital fund investing in clean energy opportunities recently formed by Mark and partners based in Austin, Texas.

Mr. Begert stated, “I have enjoyed and appreciated my experience with Linktone from the early, challenging beginning as a start-up in a nascent industry to the recent challenging period of regulatory transition and business restructuring.  I will continue to support the Company in whatever ways I can, and I believe Linktone is well-positioned to build significant value for shareholders in the coming years.”

Third Quarter 2007 Outlook

For the third quarter ending September 30, 2007, Linktone expects gross revenue to grow sequentially to approximately $12 to $13 million. The Company anticipates GAAP net loss in the third quarter of 2007 to decrease sequentially to approximately $0.09 to $0.11 per fully-diluted ADS.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net income and net income per fully-diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net income and net income per fully diluted ADS calculations, excluding the effect of non-cash stock-based compensation expense, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of non-cash items. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss its second quarter 2007 financial results at 8:00 p.m. Eastern Time on August 20, 2007 (5:00 p.m. Pacific Time on August 20, 2007 and 8:00 a.m. Beijing/Hong Kong Time on August 21, 2007). The dial-in number for the call is 800-218-0713 for U.S. callers and 303-262-2130 for international callers. Chief Executive Officer Michael Li and Chief Financial Officer Colin Sung will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through 11:59 PM ET on September 4, 2007. To access the replay, U.S. callers should dial 800-405-2236 and enter passcode 11093841#; international callers should dial 303-590-3000 and enter the same passcode.

Additionally, a live webcast of this call will be available on the Linktone web site at http://english.linktone.com/aboutus/index.html. An archived replay of the call will be available for 90 days.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: changes in the policies of the PRC Ministry of Information Industry and/or the mobile operators in China or in the manner in which the operators interpret and enforce such policies; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships including its cooperation with Shanghai Dong Fang Long New Media Co. Ltd., Qinghai Satellite Television, or the Chinese Youth League Internet, Film and Television Center; future growth in the advertising market in China and Linktone’s ability to successfully generate advertising revenue in future periods; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@tpg-ir.com

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
¡¡	December 31,	June 30,
	2006	2007
¡¡	(audited)	(unaudited)

Assets	¡¡	¡¡

Current assets:	¡¡	¡¡

Cash and cash equivalents	51,445,086	44,112,332

Restricted cash	—	308,581

Short-term investments	1,012,230	3,269,644

Accounts receivable, net	12,371,700	9,567,049

Tax refund receivable	784,506	1,714,648

Deposits and other receivables	3,813,562	5,387,667

Deferred tax assets	1,020,608	1,306,166

Total current assets	70,447,692	65,666,087

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Long-term investment	—	3,000,000

Property and equipment, net	2,852,735	2,670,926

Intangible assets	2,162,993	1,554,070

Goodwill	16,518,898	16,584,212

Deferred tax assets	691,321	445,111

Other long-term assets	5,475,631	4,573,229

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Total assets	98,149,270	94,493,635

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Liabilities and shareholders’ equity	¡¡	¡¡

Current liabilities:	¡¡	¡¡

Tax payable	3,011,537	2,496,394

Accrued liabilities and other payables	5,109,264	7,037,409

Deferred income	247,823	228,721

Deferred tax liabilities	576,600	301,025

Total current liabilities	8,945,224	10,063,549

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Long-term liabilities	¡¡	¡¡

Other long term liabilities	55,203	32,575

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Total liabilities	9,000,427	10,096,124

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Shareholders’ equity	¡¡	¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 260,870,940 and 260,891,940 shares issued and outstanding as of December 31,2006 and June 30,2007)	26,087	26,089

Additional paid-in capital	77,041,914	77,722,969

Treasury stock	(11,362,575)	(11,362,575)

Statutory reserves	2,344,525	2,344,525

Accumulated other comprehensive income:	¡¡	¡¡

Unrealized gain on investment in marketable securities	33,177	138,146

Cumulative translation adjustments	2,172,265	3,207,575

Retained earnings	18,893,450	12,320,782

Total shareholders’ equity	89,148,843	84,397,511

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Total liabilities and shareholders’ equity	98,149,270	94,493,635

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)
¡¡
¡¡	Three months ended			Six months ended
¡¡	June 30,	March 31,	June 30,	June 30,	June 30,
	2006	2007	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	23,266,835	14,193,015	11,666,945	46,225,304	25,859,960

- WVAS and others	23,266,835	13,589,586	10,083,825	46,225,304	23,673,411

- Advertising	—	603,429	1,583,120	—	2,186,549

Business tax	(966,985)	(564,138)	(483,820)	(2,035,543)	(1,047,958)

- WVAS and others	(966,985)	(501,868)	(375,330)	(2,035,543)	(877,198)

- Advertising	—	(62,270)	(108,490)	—	(170,760)

Net revenues	22,299,850	13,628,877	11,183,125	44,189,761	24,812,002

- WVAS and others	22,299,850	13,087,718	9,708,495	44,189,761	22,796,213

- Advertising	—	541,159	1,474,630	—	2,015,789

Cost of services	(8,229,609)	(7,582,088)	(6,830,018)	(16,665,432)	(14,412,106)

- WVAS and others	(8,229,609)	(5,672,020)	(3,431,080)	(16,665,432)	(9,103,100)

- Advertising	—	(1,910,068)	(3,398,938)	—	(5,309,006)

Gross profit/(loss)	14,070,241	6,046,789	4,353,107	27,524,329	10,399,896

- WVAS and others	14,070,241	7,415,698	6,277,415	27,524,329	13,693,113

- Advertising	—	(1,368,909)	(1,924,308)	—	(3,293,217)

Operating expenses:	¡¡	¡¡	¡¡	¡¡	¡¡

Product development	(1,773,164)	(1,507,817)	(1,496,688)	(4,063,892)	(3,004,505)

Selling and marketing	(6,783,846)	(5,623,855)	(3,898,656)	(12,069,055)	(9,522,511)

— WVAS and others	(6,783,846)	(5,092,596)	(3,188,264)	(12,069,055)	(8,280,860)

— Advertising	—	(531,259)	(710,392)	—	(1,241,651)

Other general and administrative	(2,736,346)	(2,945,717)	(2,575,546)	(6,465,045)	(5,521,263)

Total operating expenses	(11,293,356)	(10,077,389)	(7,970,890)	(22,597,992)	(18,048,279)

Income/(loss) from operations	2,776,885	(4,030,600)	(3,617,783)	4,926,337	(7,648,383)

Interest income	476,444	239,830	297,848	989,109	537,678

Other income	370,992	94,300	204,675	621,891	298,975

Income/(loss) before tax	3,624,321	(3,696,470)	(3,115,260)	6,537,337	(6,811,730)

Income tax benefit/(expense)	(478,469)	317,966	(78,904)	(1,038,843)	239,062

Minority interest	(57,554)	—	—	(72,100)	—

Net income/(loss)	3,088,298	(3,378,504)	(3,194,164)	5,426,394	(6,572,668)

Other comprehensive income:	78,801	371,764	768,515	296,846	1,140,279

Comprehensive income/(loss)	3,167,099	(3,006,740)	(2,425,649)	5,723,240	(5,432,389)

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Earnings/(loss) per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	0.01	(0.01)	(0.01)	0.02	(0.03)

Diluted	0.01	(0.01)	(0.01)	0.02	(0.03)

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Earnings/(loss) per ordinary ADS:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	0.12	(0.14)	(0.13)	0.21	(0.27)

Diluted	0.12	(0.14)	(0.13)	0.20	(0.27)

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Weighted average ordinary shares:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	262,413,947	239,215,930	239,221,415	260,226,079	239,218,687

Diluted	265,785,127	239,215,930	239,221,415	269,293,694	239,218,687

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Weighted average ADSs:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	26,241,395	23,921,593	23,922,142	26,022,608	23,921,869

Diluted	26,578,513	23,921,593	23,922,142	26,929,369	23,921,869

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—
LINKTONE LTD.

NON-GAAP RECONCILIATION

(In U.S. dollars, except share data)

¡¡	¡¡
—	—
¡¡	Three months ended			Six months ended
—
¡¡	June 30,	March 31,	June 30,	June 30,	June 30,

	2006	2007	2007	2006	2007

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

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Net income/(loss)	3,088,298	(3,378,504)	(3,194,164)	5,426,394	(6,572,668)

Stock based compensation expense	372,382	343,613	335,375	683,511	678,988

Non-GAAP net income/(loss)	3,460,680	(3,034,891)	(2,858,789)	6,109,905	(5,893,680)

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Non-GAAP diluted earnings/(loss) per share	0.01	(0.01)	(0.01)	0.02	(0.02)

Non-GAAP diluted earnings/(loss) per ADS	0.13	(0.13)	(0.12)	0.23	(0.25)

Number of shares used in diluted per-share calculation	265,785,127	239,215,930	239,221,415	269,293,694	239,218,687

Number of ADSs used in diluted per-share calculation	26,578,513	23,921,593	23,922,142	26,929,369	23,921,869